Consent of Independent Registered Public Accounting Firm

To the Board of Directors
Xfone, Inc.

Gentlemen:

We consent to the inclusion of our Report of Independent Registered Public Accounting Firm dated March 28, 2008, with respect to the financial statements of Xfone, Inc. and its subsidiaries for the year ended December 31, 2007, in the upcoming filing of its Form 10-KSB, for Xfone, Inc.

Date: March 31, 2007	By:	/s/ Stark Winter Schenkein & Co., LLP
Stark Winter Schenkein & Co., LLP
Denver, Colorado